UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Effective on October 4, 2019, Naked Brand Group Limited (the “Company”) completed a private placement to Iliad Research and Trading, L.P. (the “Holder”) of a Convertible Promissory Note (the “Note”) and a Warrant to Purchase Ordinary Shares (the “Warrant”), for a purchase price of $2,000,000, pursuant to a Securities Purchase Agreement (the “SPA”) of even date.

Pursuant to the SPA, the Note was sold with an original issue discount of the $100,000 and the Company paid $20,000 of the Holder’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an initial principal balance of $2,120,000.

Until November 7, 2019, the Holder had the right to exchange the Warrant for a 5% increase in the balance of the Note. On October 9, 2019, the Holder exercised this right, and as result the Warrant was cancelled and the balance of the Note was increased by approximately $106,100. If it had not been exchanged, the Warrant would have entitled the Holder, for a period of two years, to purchase a number of ordinary shares equal to the number of ordinary shares issued under the Note, at an exercise price of $0.05 per share, subject to adjustment.

The SPA includes certain customary representations and warranties and covenants. In addition, the Company has agreed to complete a financing for an additional $5,000,000, through the sale of equity or the issuance of debt, by November 18, 2019. If the Company is unable to complete the additional financing, the Note will be subject to a 10% premium. The Company also agreed to file a registration statement with the Securities and Exchange Commission by January 5, 2020, and to use commercially reasonable efforts to ensure the registration statement is declared effective by April 4, 2020.

The Note

The Note accrues interest at a rate of 20% per annum, compounded daily, and matures on October 4, 2021. The Company has the right to prepay the Note, subject to a 25% premium. The Note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, pursuant to a Deed of Subordination (the “Subordination Agreement”) between the Company, the Holder and Bank of New Zealand.

Commencing April 7, 2020 (or earlier upon the effectiveness of the registration statement mentioned above), the Holder has the right to convert the outstanding balance of the Note into the Company’s ordinary shares at a conversion price of $0.05 per share, subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares. If, after April 7, 2020, the Company is unable to issue conversion shares as a result of a lock-up or similar agreement, the amount due under the Note will be increased by 3% every 30 days at the Holder’s option. The Holder is prohibited from converting the Note to the extent the Holder (together with its affiliates) would beneficially own more than 4.99% of the Company’s outstanding ordinary shares (subject to increase to 9.99% if the Company’s market capitalization is less than $10,000,000).

The Holder also has the right, beginning on April 7, 2020, to cause the Company to redeem any portion of the Note, up to a maximum of $400,000 per month.

The Note includes certain customary events of default, including, without limitation the following (subject to grace periods in certain cases): the failure to pay amounts due under the Note; the failure to timely deliver ordinary shares upon conversion of the Note; the occurrence of certain events related to bankruptcy or insolvency of the Company; the inaccuracy of the Company’s representations and warranties in the SPA, the Note and ancillary documents; the occurrence of a Fundamental Transaction (as defined in the Note) without the Holder’s consent; the effectuation of a reverse stock split without notice to the Holder; the entry of certain judgments and similar orders; the failure of the ordinary shares to be DWAC eligible; and the failure to comply with certain covenants of the Company in the SPA, the Note and ancillary documents, and in other material debt documents of the Company. Upon the occurrence of an event of default, the Holder may accelerate the Note, such that all amounts due under the Note, plus up to an additional 25%, will become immediately due and payable. The Holder may also increase the interest rate to 22%. Acceleration of the Note is automatic in the case of events of default relating to bankruptcy or insolvency of the Company.

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Additional Information

Copies of the SPA, Note, Warrant and Subordination Agreement are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1, 4.1, 4.2 and 10.2, respectively, and are incorporated herein by reference. The foregoing description of the SPA, Note, Warrant and Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The copies of the SPA, Note, Warrant and Subordination Agreement have been included to provide investors and security holders with information regarding its terms. The copies are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreements, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

Unregistered Sales of Equity Securities.

The Note, the Warrant and the ordinary shares issuable upon conversion of the Note or exercise of the Warrant were offered and sold, or are being offered and sold, in a private placement to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757 and 333-232229) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Note issued as of October 4, 2019.

4.2	Warrant issued as of October 4, 2019.

10.1	Securities Purchase Agreement, dated as of October 4, 2019, by and between Naked Brand Group Limited and Iliad Research and Trading, L.P.

10.2	Deed of Subordination, dated as of October 4, 2019, by and among Naked Brand Group Limited, Bank of New Zealand and Iliad Research and Trading, L.P.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 9, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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